Simtek Corporation
                        4250 Buckingham Drive, Suite 100
                      Colorado Springs, Colorado 80907 USA
                          719 531-9444 FAX 719 531-9481

                                February 28, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn. Mr. Eduardo Aleman

Re:      Registration Statement on Form S-1 of Simtek Corporation

Dear Mr. Aleman:

     Enclosed for filing by EDGAR, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of Simtek Corporation (the "Company"), is Registration Statement on Form S-1 (the "Registration Statement") relating to the registration under the Securities Act of shares of common stock, par value $0.01 per share, of the Company. In addition to 80,094,193 shares newly included in this Registration Statement, the Registration Statement contains a combined prospectus that also relates to 32,699,131 shares of common stock previously registered on Form S-2 (File No. 333-126041) that have not been offered or sold as of the date of the filing of the Registration Statement.

     The Company has been in discussions with Todd E. Hardiman, Associate Chief Accountant at the Commission, regarding the Commission's recent determination that the Company's acquisition of certain assets from Zentrum Mikroelektronik Dresden AG on December 30, 2005, as more fully described in the Form 8-K filed by the Company on January 3, 2006, constituted the acquisition of a business as that term is defined in Rule 11-01(d) of Regulation S-X. As a result of such determination, the Company is currently preparing the financial statements requested by the Commission and expects to file such financial statements pursuant to an amended Form 8-K. Although the Registration Statement cannot be declared effective until such financial statements are filed (pursuant to the Instruction to Item 9.01 of Form 8-K), the Company is filing the Registration Statement now due to contractual requirements it has with its selling security holders. As such, we have not included the "Tandy" representations/ acknowledgments in this letter, but will do so at the appropriate time.

     Please contact the Company's counsel, Garth Jensen of Holme Roberts & Owen LLP, at (303) 866-0368, or Lee Vogel of Holme Roberts & Owen LLP, at (719) 381-8426 with any questions or comments.

                                      Very truly yours,

                                      Simtek Corporation


                                      By:  /s/  BRIAN ALLEMAN
                                         ---------------------------------------
                                          Brian Alleman, Chief Financial Officer
                                          and Secretary